Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.

Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following materials are excerpts from a transcript of the Q3 2011 Progress Energy, Inc. Earnings Conference Call, held on November 3, 2011 at 10:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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Now let’s turn to where we stand on the regulatory approvals of the Duke/Progress merger. There have been several developments in recent months, and you can see the updated merger scorecard on slide five. Both companies have made all the required filings. We’re still targeting a closing by the end of this year and both companies are working hard to have the necessary infrastructure in place. The actual closing date, of course, will ultimately be determined by the timing of regulatory approvals, including by the FERC and the State Commissions in North and South Carolina.

I’ll comment on a couple of noteworthy events in the approval process. Both companies held shareholder meetings on August 23 to vote on the merger. And the shareholders overwhelmingly approved the merger, more than 90% for each company. We’re very pleased with this strong response. It’s a sign that Duke and Progress shareholders recognize the value of this strategic combination.

In late September, we appeared before the North Carolina Utilities Commission and reviewed the advantages of this combination for customers. The Commission is expected to rule later this year. Then, on September 30, the FERC conditionally approved our merger application, expressing what they perceived to be adverse effects on wholesale competition in the Carolinas. In its Order, the FERC described a number of different ways we could address their market power concerns. And final approval is subject to FERC’s acceptance of our mitigation plan.

On October 17th, our two companies filed a plan to address FERC’s concerns. We proposed a virtual divestiture whereby Progress Energy and Duke Energy will offer up to a specified amount of power in the wholesale markets during the summer and winter peak periods. Progress Energy Carolinas will offer up to 500 megawatts during each summer hour, and Duke Energy Carolinas will offer up to 300 megawatts during each summer hour and 225 megawatts during each winter hour.

The FERC set a 30-day comment period on our mitigation plan and that clock will run out in mid-November. Then FERC will rule on our mitigation plan sometime after that.

In South Carolina, we were originally scheduled to appear before the State’s Public Service Commission last week for review of our joint dispatch agreement which is the focus of South

Carolina’s review. But in light of the FERC ruling, the South Carolina Commission will now begin hearings the week of December 12. Last week in Kentucky, we received the Commission’s final approval of the merger. As you might recall, they had given conditional approval earlier.

Meanwhile, we continue to make significant progress in our plans for integrating the Duke and Progress organizations and staffing the new combined company. We announced the full executive leadership team in September, and our business units are now beginning to announce the next level of managers.

Next week, we’ll open up the voluntary severance program for employees in certain targeted areas. I’m also pleased with how well the senior leaders of the new company are working together. The senior leadership team was named at the time of the merger announcement in January, and we’ve been meeting regularly to discuss and decide the many issues associated with a merger of this size. Again, much more needs to be done here, but the integration process has gone extremely well. We’re looking forward to the value we will create for customers, shareholders, and employees as a new combined company.

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